Krane Shares Trust

280 Park Avenue, 32nd Floor

New York, New York 10017

January 16, 2026

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Krane Shares Trust — Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-180870; 811-22698)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Krane Shares Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-180870; 811-22698) relating to the KraneShares Saudi Vision Index ETF (the “Fund”):

1933 Act Post-Effective Amendment Number	Filing Date	Submission Type	Accession Number
357	2/13/24	485APOS	0001829126-24-000910
363	4/17/24	485BXT	0001829126-24-002607
368	5/21/24	485BXT	0001829126-24-003590
374	6/21/24	485BXT	0001829126-24-004364
382	7/18/24	485BXT	0001829126-24-004876
385	8/5/24	485BXT	0001829126-24-005198
388	8/21/24	485BXT	0001829126-24-005721
390	9/5/24	485BXT	0001829126-24-006120
392	9/18/24	485BXT	0001829126-24-006331
395	10/2/24	485BXT	0001829126-24-006601
398	10/18/24	485BXT	0001829126-24-006859
400	11/1/24	485BXT	0001829126-24-007224
401	11/8/24	485BXT	0001829126-24-007356
404	11/25/24	485BXT	0001829126-24-007792
407	12/18/24	485BXT	0001829126-24-008365
409	1/6/25	485BXT	0001829126-25-000057
415	1/31/25	485BXT	0001829126-25-000606
422	3/3/25	485BXT	0001829126-25-001392
428	4/1/25	485BXT	0001829126-25-002273
432	5/1/25	485BXT	0001829126-25-003275
436	6/2/25	485BXT	0001829126-25-004129
439	7/2/25	485BXT	0001829126-25-004843
445	8/5/25	485BXT	0001829126-25-005804
452	8/28/25	485BXT	0001829126-25-006853
460	9/26/25	485BXT	0001829126-25-007669
469	11/4/25	485BXT	0001829126-25-008837
476	12/3/25	485BXT	0001829126-25-009666
479	12/22/25	485BXT	0001829126-25-010223

The Amendments were filed for the purpose of creating a new series. We have since determined not to move forward with this initiative and represent that no securities were sold in connection with the proposed offering outlined in the Amendments. The Trust respectfully submits that a withdrawal of the Amendment with respect to the Fund is consistent with the public interest and the protection of investors.

If you have any questions, please contact Franklin Na at (202) 778-9473. Thank you.

Very truly yours,

KraneShares Trust

By:	/s/ Jonathan Shelon
Title:	Assistant Secretary

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